      UNITED STATES OF AMERICA
                Before the
     SECURITIES AND EXCHANGE COMMISSION

     In the Matter of

NATIONAL FUEL GAS COMPANY	SEVENTEENTH
NATIONAL FUEL GAS DISTRIBUTION CORPORATION	CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION	PURSUANT TO
SENECA RESOURCES CORPORATION	RULE 24
HIGHLAND FOREST RESOURCES, INC. (F/K/A HIGHLAND LAND & MINERALS, INC.)
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
NATIONAL FUEL RESOURCES, INC.
HORIZON ENERGY DEVELOPMENT, INC.
SENECA INDEPENDENCE PIPELINE COMPANY
NIAGARA INDEPENDENCE MARKETING COMPANY
UPSTATE ENERGY INC. (F/K/A NIAGARA ENERGY TRADING INC.)
HORIZON POWER, INC. (F/K/A NFR POWER, INC.)
HORIZON ENERGY DEVELOPMENT B.V.

File No. 70-9153
(Public Utility Holding Company Act of 1935)

     THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National"), and its subsidiaries: National Fuel Gas Distribution Corporation ("Distribution Corporation"), National Fuel Gas Supply Corporation ("Supply Corporation"), Seneca Resources Corporation ("Seneca"), Highland Forest Resources, Inc., formerly known as Highland Land & Minerals, Inc., ("Highland") on its own behalf and as successor by merger to Utility Constructors, Inc. ("UCI"), Leidy Hub, Inc. ("Leidy"), Data-Track Account Services, Inc. ("Data-Track"), National Fuel Resources, Inc. ("NFR"), Horizon Energy Development, Inc. ("Horizon Energy"), Seneca Independence Pipeline Company ("SIP"), Niagara Independence Marketing Company ("NIM"), Upstate Energy Inc., formerly known as Niagara Energy Trading Inc., ("Upstate"), Horizon Power, Inc. formerly known as NFR Power, Inc. ("Power") and Horizon Energy Development B.V. ("Horizon B.V.") (collectively, the "Subsidiaries"), in their Application-Declaration on Form U-1, as amended, ("Application-Declaration") in SEC File No. 70-9153, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission ("Commission") (HCAR No. 35-26847 dated March 20, 1998) with respect thereto, as amended.

1. EXTERNAL FINANCING BY NFG

    BORROWING BY NATIONAL

a. Short-term Debt

      National borrowed funds by issuing commercial paper and/or short-term notes (in all cases having maturities of no more than 270 days) to banks or other financial institutions during the quarter ended March 31, 2002 ("Quarter") as summarized below:

  ---------------------------------------------------------------------------------------------------
       At Beginning       At End              Maximum Level              Minimum Level
       of Quarter       of Quarter       of Such Short-term Debt    Of Such Short-term Debt

       $28,900,000      $30,300,000            $30,300,000                $28,500,000

b. Long-term securities

(1) Long-Term Debt Securities; Preferred Stock

     There were no transactions regarding the principal amount of any outstanding long-term debt securities during the Quarter. National has no preferred stock outstanding.

(2) Stock Issuance Plans

     During the Quarter, National issued the following shares of common stock through the following plans ("Stock Issuance Plans"):

Name Of Plan                         Shares Issued     Consideration For Share Issuances

Direct Stock Purchase & Dividend        74,920                 N/A
Reinvestment Plan

Tax Deferred Savings                      68,130                 N/A
Plans [401(k)]

Retainer Policy for                        1,915                 N/A
Outside Directors

1997 Award & Option Plan                   2,400                 -0-

1993 Award & Option  Plan                 26,808                 -0-

1984 Stock Plan                             -0-                  -0-

1983 Incentive Stock Option Plan          11,428                1,035

Total Number of                           185,601               1,035
Shares Issued/Exchanged

Net New Shares                            184,566

Aggregate gross consideration received upon issuance of 184,566 shares: $4,158,798.10.

     Effective November 1, 1999, National combined its former Customer Stock Purchase, and Dividend Reinvestment and Stock Purchase Plans into a new plan known as the National Fuel Direct Stock Purchase and Dividend Reinvestment Plan. The purpose of is to promote the long-term ownership of National’s common stock by allowing for the purchase thereof directly from National, through cash purchases and through reinvestment of cash dividends.

     The purpose of National's two Tax-Deferred Savings Plans is to encourage certain employees of National and of its Subsidiaries to provide for their retirement needs by providing opportunities for long-term capital accumulation, to promote ownership of National's common stock among certain employees, to provide an attractive employee benefit, and to keep National's employee benefit program competitive with programs offered by other corporations.

     The purpose of National's Retainer Policy for outside directors is to pay outside directors a portion of their annual retainer in common stock of National. This promotes the long-term ownership of National's common stock by outside directors.

     National adopted its four award and option plans in order to attract, retain and motivate key employees of outstanding ability. These plans were intended to provide an incentive to key employees to maximize the long-range profits, revenues, and financial integrity of National by increasing the personal stake of those employees in the continued success and growth of National, and by providing significant incentives to their continuation of employment at National and its Subsidiaries.

     On March 14, 2002, the Compensation Committee of the Board of Directors of National awarded 1,740,500 stock options pursuant to the National Fuel Gas Company 1997 Award and Option Plan, 100,000 stock options pursuant to the National Fuel Gas Company 1997 Restricted Stock Award and Option Plan and 4,500 stock options pursuant to the National Fuel Gas Company 1993 Award and Option Plan.

(3) Compliance With Parameters Concerning Long-Term Securities

      During the Quarter, all long-term debt of National had bond ratings of "investment grade", and National's common equity (as reflected in its Form 10-K) did not fall below 30% of National's consolidated capitalization.

c. Hedging Transactions

     During the Quarter, National did not enter into any hedges or other derivative transactions as contemplated by the Application-Declaration either pursuant to a Hedge Program or an Anticipatory Hedge Program.

d. Other Securities

     During the Quarter, National did not issue other types of securities ("Other Securities").

2. MONEY POOL

     During the Quarter, National coordinated the borrowing requirements of Subsidiaries through the system money pool ("Money Pool"). Money Pool activities included:

     a.      National sold commercial paper during the Quarter, through Merrill Lynch Money Markets, Inc., J.P. Morgan Securities Inc. and/or Goldman, Sachs & Co. The proceeds thereof which were not needed for National's own corporate purposes were loaned by National to certain Subsidiaries that borrowed either directly or through the Money Pool during the Quarter.

       --------------------------------------------------------------------------------------------------
                                                          Maximum Amount          Minimum Amount
            At Beginning             At End            Outstanding During       Outstanding During
              of Quarter           of Quarter                Quarter                  Quarter

             $60,700,000          $188,600,000             $200,000,000             $60,700,000

      b.      National issued short-term notes to banks or other financial institutions during the Quarter. The proceeds thereof which were not needed for National's own corporate purposes were loaned by National to certain Subsidiaries that borrowed either directly or through the Money Pool during the Quarter.

       --------------------------------------------------------------------------------------------------
                                                             Maximum Amount          Minimum Amount
            At Beginning                At End            Outstanding During       Outstanding During
              of Quarter              of Quarter                Quarter                  Quarter

            $237,900,000              $58,900,000             $237,900,000             $51,500,000

     c.      The maximum aggregate amount of external short-term debt borrowed by National (for its own use and for the Money Pool) at any time during the Quarter was $298,600,000, and the maximum aggregate amount that National and its Subsidiaries lent to other Subsidiaries participating in the Money Pool at any time during the Quarter was $366,100,000.

      d.      The following table lists cash balances that National and certain Subsidiaries (i.e., Subsidiaries with surplus funds) loaned to other Subsidiaries that borrowed through the Money Pool during the Quarter:

                                    Cash Balances Loaned Through the Money Pool
                   -------------------------------------------------------------------------------
                      At Beginning          At End
                       of Quarter         Of Quarter            Maximum             Minimum

National                  $29,700,000        $37,400,000          $37,500,000         $28,800,000
Distribution                        0                  0                    0                   0
Supply                              0                  0                    0                   0
Seneca                     36,300,000         27,100,000           42,300,000          27,100,000
Highland                            0                  0                    0                   0
Leidy                         800,000            800,000              800,000             800,000
Data-Track                    600,000            600,000              600,000             600,000
NFR                                 0         13,200,000           20,200,000                   0
Horizon Energy                100,000          1,300,000            1,600,000                   0
SIP                                 0                  0                    0                   0
NIM                                 0                  0                    0                   0
Upstate                             0                  0                    0                   0
Power                               0                  0                    0                   0

     e.      The following table lists cash balances that certain Subsidiaries borrowed through the Money Pool during the Quarter. National does not borrow from its Subsidiaries through the Money Pool or otherwise. In addition, neither Horizon Energy nor Power borrow from the Money Pool.

                  -------------------------------------------------------------------------------
                     At Beginning          At End              Maximum             Minimum
                      of Quarter         of Quarter           Borrowed             Borrowed

Distribution            $ 83,600,000       $ 63,200,000         $ 83,600,000          23,800,000

Supply                    29,100,000         37,700,000           42,600,000          28,800,000
Seneca                   183,300,000        178,500,000          186,900,000         177,900,000
Highland                  34,400,000         33,000,000           34,700,000          32,500,000
Leidy                              0                  0                    0                   0
Data-Track                         0                  0                    0                   0
NFR                       11,100,000                  0           11,800,000                   0
SIP                       13,700,000         13,800,000           13,800,000          13,700,000
NIM                                0                  0                    0                   0
Upstate                   10,900,000          1,700,000           10,900,000           1,700,000

3. USE OF PROCEEDS

     National has used the proceeds of the aforementioned issuances of short-term debt, and the borrowing Subsidiaries have used the proceeds of their Money Pool borrowings, for acquisitions, capital expenditures, working capital needs, for the retirement or redemption of securities, or for other general corporate purposes.

4. EXTERNAL FINANCING BY DISTRIBUTION

      During the Quarter, Distribution did not engage in external financing.

5. FINANCING ENTITIES

     During the quarter ended December 31, 2001, National and Seneca, one of National's nonutility Subsidiaries, began the process of organizing new corporations and partnerships for the purpose of facilitating the financing of certain of Seneca’s oil and gas operations. Once the final structure of these financing entities is determined, National and Seneca will report all relevant details of such financing entities.

6. GUARANTEES BY NATIONAL

     During the Quarter, National made guarantees on behalf of its Subsidiaries in the aggregate amount of $40,450,000. The maximum amount of guarantees or credit support that National had outstanding to its Subsidiaries at any time during the quarter was $677,060,000.

     All guarantees relate to gas transportation, purchases or sales, or other credit support agreements relating to the Subsidiaries' existing businesses.

7. ACQUISITIONS OF EWGS, FUCOS AND RULE 58 COMPANIES

     During the Quarter, neither National nor any of its Subsidiaries made any investments in entities that had been designated as exempt wholesale generators (EWGs) (except for Power’s ongoing development activities in accordance with its EWG status) or foreign utility companies (FUCOs), and neither National or any of its Subsidiaries made any investments in energy-related companies and gas-related companies under Rule 58 other than loans reported herein or on National’s Form U-6B-2 or Form U-9C-3 for the Quarter.

     The aggregate investment of National and its Subsidiaries in EWGs and FUCOs does not exceed the limits set forth in the Commission's Rule 53.

SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Sixteenth Certificate Pursuant to Rule 24 to be signed on their behalf by the undersigned thereunto duly authorized.

NATIONAL FUEL GAS COMPANY

By: /s/ P. C. Ackerman
P. C. Ackerman
Chairman, President & CEO

NATIONAL FUEL GAS DISTRIBUTION CORPORATION

By: /s/ D. F. Smith
D. F. Smith
President

SENECA RESOURCES CORPORATION

By: /s/ J. A. Beck
J. A. Beck
President

NATIONAL FUEL GAS SUPPLY CORPORATION

By: /s/ D. J. Seeley
D. J. Seeley
President

NATIONAL FUEL RESOURCES, INC.

By: /s/ G. T. Wehrlin
G. T. Wehrlin
President

HORIZON ENERGY DEVELOPMENT, INC.

By: /s/ P. C. Ackerman
P. C. Ackerman
President

HIGHLAND FOREST RESOURCES, INC.

By: /s/ J. A. Beck
J. A. Beck
President

DATA-TRACK ACCOUNT SERVICES, INC.

By: /s/ D. F. Smith
D. F. Smith
President

LEIDY HUB, INC.

By: /s/ W. E. DeForest
W. E. DeForest
President

SENECA INDEPENDENCE PIPELINE COMPANY

By: /s/ W. E. DeForest
W. E. DeForest
President, Secretary & Treasurer

NIAGARA INDEPENDENCE PIPELINE COMPANY

By: /s/ T. L. Atkins
T. L. Atkins
Treasurer

UPSTATE ENERGY INC.

By: /s/ T. L. Atkins
T. L. Atkins
Treasurer

HORIZON POWER, INC.

By: /s/ B. H. Hale
B. H. Hale
President

HORIZON ENERGY DEVELOPMENT B.V.

By: /s/ B. H. Hale
B. H. Hale
Managing Director

Dated: May 29, 2002